SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ICTS International N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N43837108

(CUSIP Number)

Igal Tabori 19 Alumim St. Tel Aviv 69690 Israel Mobile: 972-544-314327 Home Tel.: 972-3-6424104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 with copies to:

David W. Sass, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, NY 10016

June 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

¹	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. N43837108	13D	Page 2 of 7

1	NAME OF REPORTING PERSON Igal Tabori
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,195,583*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,195,583*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.88%**
14	TYPE OF REPORTING PERSON* IN

*    Includes 814,422 shares held by Tabori Enterprises Ltd.

**  The calculation of percentage ownership is based on 8,036,698 shares of Common Stock outstanding as of April 30, 2014 as reported in the Issuer’s Report on FORM 20-F for the fiscal year ended December 31, 2013.

CUSIP No. N43837108		13D	Page 3 of 7

1	NAME OF REPORTING PERSON Tabori Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,422 ***
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 814,422 ***
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.13%
14	TYPE OF REPORTING PERSON* CO

*** Igal Tabori owns 50 per cent of the issued and outstanding stock of Tabori Enterprises Ltd. through Igal Tabori Holdings Ltd, an entity that is wholly owned by Igal Tabori. Igal Tabori is also the Chairman of Tabori Enterprises Ltd., and he has the sole voting power and sole dispositive power with respect to the shares of Common Stock owned by the Reporting Person.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of ICTS International, N.V., registered at the Department of Justice in Amstelveen, Netherlands (the “ Issuer ”), whose principal executive office is located at Walaardt Sacréstraat 425-4, 1117 BM Schiphol-Oost, Netherlands. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 1,195,583, which constitutes approximately 14.88% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This statement is filed on behalf of (1) Igal Tabori (“Mr. Tabori”); and (2) Tabori Enterprises Ltd. (“Tabori Enterprises”). Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Mr. Tabori’s principal business address is 19 Alumim St. Tel Aviv 69690, Israel. Mr. Tabori is the Chairman and he indirectly owns 50% of Tabori Enterprises through Igal Tabori Holdings Ltd, his wholly owned entity. The principal business address of Tabori Enterprises is 17 Alumim St. Tel Aviv 69690, Israel

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by Tabori Enterprises was acquired with working capital of Tabori Enterprises set aside for the general purpose of investing.  The Common Stock beneficially owned by Mr. Tabori that is held in his personal account was acquired with personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock that they beneficially own in the ordinary course of their business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that may be entered into with the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer
	(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.
	(b)	The Reporting Persons have the sole power to vote and sole power to dispose of the shares of Common Stock to which this Statement relates.
	(c)	The Reporting Persons purchased Common Stock in the last 60 days as follows:

	Igal Tabori
Date of Transaction	Number of Shares Purchased	Price Per Share
June 5, 2014	90,000	1.50

	Tabori Enterprises Ltd.
Date of Transaction	Number of Shares Purchased	Price Per Share
April 2, 2014	5,200	1.05
June 5, 2014	475,000	1.50

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

Item 7.	Material to be Filed as Exhibits.

N/A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2014

By:	/s/ Igal Tabori
Igal Tabori